UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

Date:  February 1, 2005

Commission File Number:  001-03793

CANADA SOUTHERN PETROLEUM LTD.

(Translation of registrant’s name into English)

Suite 250, 706 – 7th Avenue S.W.

Calgary, Alberta, Canada T2P 0Z1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXHIBIT INDEX

Exhibit No.

Description

Company Press Release, dated February 1, 2005

Exhibit 1

Canada Southern Petroleum Ltd.

News Release

CANADA SOUTHERN ANNOUNCES WINTER DRILLING UPDATE

CALGARY, Alberta, February 1, 2005 -- Canada Southern Petroleum Ltd. (the Company) (NASDAQ:CSPLF) (TSX:CSW.LV) (BOSTON:CSW) (PCX:CSPLF) reports that in addition to participating in a development well currently being drilled at Kotaneelee in the Yukon Territory, it is also undertaking the evaluation and drilling of several other prospects during the current winter drilling season.

As previously discussed the Company is the operator in a two-well drilling program in the Mike/Hazel area of northeast British Columbia. The first well, a high risk exploratory well with projected drilling cost to the Company of C$2.2 million in which the Company has an 85% working interest, commenced drilling on December 12, 2004 and is expected to reach  target depth during the second half of February.  The second well in the program targets shallower intervals, has a projected drilling cost of C$700,000 in which the Company has a 100% working interest, and is expected to commence drilling in mid-February and take approximately 10 days to reach target depth. These two prospects were identified using the proprietary 3-D seismic program shot in the winter of 2003. The first of these two wells, if successfully drilled and tested to be commercial, could be tied into production as early as the second quarter of 2005 if cold weather in the area of the well extends into the spring.  If the cold weather ends when it normally does in the area of the well, tie-in of this well could not occur until the fourth quarter of 2005 or the first quarter of 2006.  The second of these two wells, if successfully drilled and tested to be commercial, could be placed in production during the third or fourth quarters of 2005, depending upon the availability of equipment.

In addition, the Company has agreed to participate in two non-operated in-fill shallow wells at Buick Creek in which the Company has a 22.5% working interest at a combined capital cost to the Company of C$322,000.  The first is expected to commence drilling during the first half of February with the second to follow immediately after.  If these wells are successful, they would be tied into the Buick Creek plant where the Company has a 22.5% working interest.

At Siphon, the 100% working interest well drilled in December 2003 at a cost to the Company of C$1.3 million has been tied in and is now on production at approximately 200 mcf/d.   The 11.25% working interest well drilled at Siphon in October 2004 at a cost to the Company of C$145,000 has been determined to be noncommercial.

At Buick Creek, the 11.25% working interest well drilled last October at a capital cost to the Company of C$85,000 is currently producing approximately 30 mcf/d net to the Company.

The Company continues to pursue additional opportunities in northeast British Columbia and Alberta during this winter drilling season and continues to add to its seismic inventory and undeveloped land position via crown land sales and farm-ins.

Mr. Richard C. McGinity, the Company’s Chairman of the Board of Directors commented “We are very pleased that in the past year the Company has been able to move promptly from geological and geophysical evaluation of properties and prospective leases, to the point that it now has permits and licenses in hand and has begun drilling. Adding to the Company’s reserves drives the creation of shareholder value and that is our goal.”

* * * * * *

Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company’s limited voting shares are traded on the NASDAQ SmallCap Market and the Pacific Exchange, Inc. under the symbol “CSPLF,” on the Toronto Stock Exchange under the symbol “CSW.LV” and on the Boston Stock Exchange under the symbol “CSW.” The Company has 14,417,770 shares outstanding.

Any statements in this release that are not historical in nature are intended to be, and are hereby identified as "forward-looking statements" for purposes of the "Safe Harbor Statement" under the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements.  Among these risks and uncertainties are uncertainties as to the costs, pricing and production levels from the properties in which the Company has interests, the extent of the recoverable reserves at those properties, and the significant costs associated with the exploration and development of the properties in which the Company has interests, particularly the Kotaneelee field.  The Company undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.  The Company does caution, however, that results in 2004 will be significantly lower than in 2003, which were favorably affected by settlement of the Kotaneelee litigation.

For further information contact: John W.A. McDonald, President and Chief Executive Officer at (403) 269-7741.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA SOUTHERN PETROLEUM LTD.

(Registrant)

By: /s/  John W. A. McDonald

John W. A. McDonald

February 1, 2005

President and Chief Executive Officer